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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-13-60

ANNUAL REPORT

For the Period
Beginning January 1, 2003 and Ending December 31, 2003

to the

U.S. SECURITIES AND EXCHANGE COMMISSION

of

LG&E ENERGY SERVICES INC.
(Exact Name of Reporting Company)

a Subsidiary Service Company
("Mutual" or "Subsidiary")

Date of Incorporation:  June 2, 2000

If not Incorporated, Date of Organization:  N/A

State of Sovereign Power under which Incorporated or Organized:  Kentucky

Location of Principal Executive Offices of Reporting Company:  Louisville, Kentucky

Name, title and address of officer to whom correspondence concerning this report should be addressed:

Mr. S. Bradford Rives
Chief Financial Officer
LG&E Energy LLC
220 West Main Street
Louisville, KY 40202

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:  E.ON AG

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
Schedule I—Comparative Balance Sheet

        Give balance sheet of the Company as of December 31 of the current and prior year.

		2003	2002
	Service Company Property
101	Service Company Property (Schedule II)	2,473,541	1,620,382
107	Construction Work in Progress (Schedule II)	944,604	2,243,827

	Total Property	3,418,145	3,864,209

108	Less Accumulated Provision for Deprec & Amort (Schedule III)	(1,101,757)	(420,133)

	Net Service Company Property	2,316,388	3,444,076

	Investments
123	Investments in Associate Co's (Schedule IV)	0	0
124	Other Investments (Schedule IV)	0	0

	Total Investments	0	0

	Current and Accrued Assets
131	Cash	(4,701,159)	(15,795,284)
134	Special deposits	0	0
135	Working Funds	0	0
136	Temporary Cash Investments (Schedule IV)	0	0
141	Notes Receivable	0	0
143	Accounts Receivable	345,162	168,060
144	Accumulated Provision for Uncollectible Accounts	0	0
146	Accounts Receivable from Associate Co's (Schedule V)	72,583,796	88,058,418
152	Fuel Stock Expenses Undistributed (Schedule VI)	0	0
154	Materials and Supplies	0	0
163	Stores Expense Undistributed (Schedule VII)	0	0
165	Prepayments	77,819	0
174	Misc. Current & Accrued Assets (Schedule VIII)	0	0

	Total Current and Accrued Assets	68,305,618	72,431,194
	Deferred Debits
181	Unamortized Debt Expense	0	0
184	Clearing Accounts	23,958	453,742
186	Misc. Deferred Debits (Schedule IX)	9,487,256	5,698,668
188	Research, Develop. or Demonstrtn Expenditures (Schedule X)	0	0
190	Accumulated. Deferred Income Taxes	0	0

	Total Deferred Debits	9,511,214	6,152,410

	TOTAL ASSETS AND OTHER DEBITS	80,133,220	82,027,680

	Proprietary Capital
201	Common Stock Issued (Schedule XI)	100	100
211	Misc. Paid-In-Capital (Schedule XI)	900	900
215	Appropriated Retained Earnings	0	0
216	Unappropriated Retained Earnings (Schedule XI)	0	0
219	OCI—Minimum Pension Liability	(6,915,762)	(7,251,111)

		(6,914,762)	(7,250,111)

	Long-Term Debt
223	Advances from Associate Co's (Schedule XII)	0	0
224	Other Long-Term Debt (Schedule XII)	0	0
225	Unamortized Premium on Long-Term Debt	0	0
226	Unamortized Discount on Long-Term Debt-Debit	0	0

	Total Long-Term Debt	0	0

	Current and Accrued Liabilities
228.3	Accumulated. Provision for Pensions and Benefits	7,138,574	5,628,516
231	Notes Payable	0	0
232	Accounts Payable	77,438,464	71,007,472
233	Notes Payable to Associate Co's (Schedule XIII)	0	0
234	Accounts Payable to Associate Co's (Schedule XIII)	3,885,809	22,300,033
236	Taxes Accrued	9,936,575	(1,320,239)
237	Interest Accrued	0	0
238	Dividends Declared	0	0
241	Tax Collections Payable	940,377	148,520
242	Misc. Current & Accrued Liabilities (Schedule XIII)	5,493,821	5,432,269

	Total Current and Accrued Liabilities	104,833,620	103,196,571

	Deferred Credits
253	Other Deferred Credits	1,622,990	0
255	Accumulated. Deferred Investment Tax Credits	0	0

	Total Deferred Credits	1,622,990	0

282	Accumulated. Deferred Income Taxes	0	0
283	Deferred Income Tax—Other	(19,408,628)	(13,918,780)

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	80,133,220	82,027,680

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule II—Service Company Property

Account	Description	Balance at Beginning of Year	Additions	Retirements	Balance at Close of Year
301	Organization	0	0	0	0
303	Misc. Intangible Plant	0	0	0	0
389	Land & Land Rights	0	0	0	0
390	Structures & Improvements	0	0	0	0
391	Office Furniture & Equipment	1,620,382	853,159	0	2,473,541
392	Transportation	0	0	0	0
397	Communication Equipment	0	0	0	0
399	Other Tangible Property	0	0	0	0

	Subtotal	1,620,382	853,159	0	2,473,541
107	Construction Work In Progress	2,243,827	12,809,190	14,108,413	944,604

	TOTAL	3,864,209	13,662,348	14,108,413	3,418,145

  (1)
  Provide an explanation of those changes considered material:

    None

  (2)
  Subaccounts are required for each class of equipment owned. The Service Company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

	Subaccount Description	Additions	Balance at Close of Year
339110	Office Furniture	0	376,296
339120	Office Equipment	0	4,590
339131	Personal Computer Equipment	853,159	2,092,655

	Total	853,159	2,473,541

  (3)
  Describe other Service Company Property:

    None

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule III—Accumulated Provision for Depreciation and Amortization of Service Company Property.

Account	Description	Balance at Beginning of Year	Debits	Credits	Balance at Close of Year
301	Organization	0	0	0	0
303	Misc. Intangible Plant	0	0	0	0
389	Land & Land Rights	0	0	0	0
390	Structures & Improvements	0	0	0	0
391	Office Furniture & Equipment	420,133	68,908	750,532	1,101,757
392	Transportation	0	0	0	0
397	Communication Equipment	0	0	0	0
399	Other Tangible Property	0	0	0	0

	TOTAL	420,133	68,908	750,532	1,101,757

(1)
Provide an explanation of those changes considered material:

None

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule IV—Investments

Instructions:
Complete the following schedule concerning investments, Under Account 124—Other Investments, state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc. Under Account 135, Temporary Cash Investment, list each investment separately.

	Balance at
Description	Beginning of Year	Close of Year
Account 123—Investment in Associate Companies	0	0
Account 124—Investment (Options on land purchase)	0	0
Account 136—Temporary Cash Investment	0	0

	0	0

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule V—Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Account 146—Accounts Receivable from Associate Companies

	Balance at Beginning of Year	Balance at End of Year
Description
LG&E Enertech Inc.	382,192	0
LG&E Home Services Inc.	817	6,812
LG&E Capital Corp.	21,220,603	26,799,945
Louisville Gas and Electric Company	22,137,225	20,624,453
Kentucky Utilities Company	17,818,515	18,787,045
Western Kentucky Energy Corp.	1,522,635	1,558,895
LG&E Energy LLC	14,463,299	2,841,667
LG&E Energy Marketing Inc. (Discontinued)	0	1,155,444
Powergen UK plc	303,130	309,275
LG&E Energy Foundation Inc.	10,783	39,920
E.ON AG	234,098	271,951
E.ON NA	(5,014)	1,332
Sydkraft AB	0	182,718
FSF Minerals	149	168
FCD LLC	153	187
LPD—Tiger Creek Management	9,969,833	3,984

TOTAL	88,058,418	72,583,796

Analysis of Convenience or Accommodation Payments:

Amount
Louisville Gas and Electric Company	20,966,608
LG&E Capital Corp.	537,697
Kentucky Utilities Company	19,201,721
Western Kentucky Energy Corp.	7,527,773
CRC-Evans International Inc.	520,075
LG&E Power Inc.	1,559,867

50,313,740

Convenience payments result primarily from the following items:

Risk Management Insurance	10,216,420
Workers Comp Insurance	2,230,118
Pension Benefit Guaranty	3,407,797
Long Term Disability Insurance	719,829
Life Insurance	1,275,751
Dental Insurance	1,447,605
Medical Insurance	28,791,430
401K Employer Match	2,224,790

50,313,740

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule VI—Fuel Stock Expenses Undistributed

Instructions:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associated company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

Description	Labor	Expenses	Total
Account 152—Fuel Stock Expenses—Undistributed	0	0	0

TOTAL	0	0	0

Summary:

Fuel functions provided by the service company include the procurement of coal and limestone and the transportation services to move the coal and limestone from the loading point to the power plant, monitor inventory level and forecasted requirements and make purchases as needed on a timely basis, prepare bid solicitations for coal and limestone, evaluate the bids, negotiate and write the contracts and purchase orders, and contract administration.

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule VII—Stores Expense Undistributed

Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

Description	Labor	Expenses	Total
Account 163—Stores Expense—Undistributed	0	0	0

TOTAL	0	0	0

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule VIII—Miscellaneous Current and Accrued Assets

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

	Balance at
Description	Beginning of Year	Close of Year
Account 174—Miscellaneous Current and Accrued Assets	0	0

	0	0

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule IX—Miscellaneous Deferred Debits

        Instructions:

        Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

	Balance at
Description	Beginning of Year	Close of Year
Account 186—Miscellaneous Deferred Debits
Intangible Pension Asset	5,698,668	9,487,256

	5,698,668	9,487,256

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule X—Research, Development or Demonstration Expenditures

        Instruction:

        Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

Description	Direct Costs Charged
Account 188—Research, Development, or Demonstration Expenditures
NONE	NONE

TOTAL	NONE

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule XI—Proprietary Capital

				Outstanding Close of Period
Account No.	Class of Stock	Number of Shares Authorized	Par or Stated Value per Share	No. of Shares	Total Amount
201	Common Stock	1,000	$0	100	$100.00

        Instructions:

        Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

Description	Amount
Account 201—Common Stock	100
Account 211—Contributed Capital—Misc.	900
Account 214—Other Comprehensive Income—Minimum Pension Liability	0
Account 215—Appropriated Retained Earnings	0
Account 219—OCI Minimum Pension Liability	(6,915,762)

TOTAL	(6,914,762)

        Instructions:

        Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

Account 216—Unappropriated Retained Earnings	NONE

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule XII—Long Term Debt

Instructions:
Advances from associate companies should be reported separately for advance on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224—Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

Name of Creditor	Terms of Obligation Class & Series of Obligation	Date of Maturity	Interest Rate	Amount Authorized	Balance at Beginning of Year	Additions	Deductions	Balance at Close of Year
Account 223—Advances from Associate Companies				NONE	0	0	0	0
Account 224—Other Long-Term Debt					0	0	0	0

TOTAL					0	0	0	0

Give an explanation of Deductions:
NONE

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule XIII—Current and Accrued Liabilities

Instructions:
Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

	Balance at
Description	Beginning of Year	Close of Year
Account 233—Notes Payable to Associate Companies	NONE	NONE
Account 234—Accounts Payable to Associate Companies
LG&E Capital Corp.	244,619	1,370,134
LG&E Enertech Inc.	(4,956)	0
Louisville Gas and Electric Company	378,343	179,489
Kentucky Utilities Company	501,526	1,138,131
Western Kentucky Energy Corp.	(19,611)	5,547
LG&E Home Services Inc.	0	63
LG&E Energy Corp.	15,799,182	439,997
LPD—Tiger Creek	4,967,773	0
E.ON AG	34,102	40,656
Powergen UK plc	399,055	711,792

TOTAL	22,300,033	3,885,809

Account 242—Miscellaneous Current and Accrued Liabilities
Misc. Liability—Vested Vacation	5,432,269	5,493,821

TOTAL	5,432,269	5,493,821

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule XIV—Notes to Financial Statements

        Instructions:

        The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Note 1—Summary of Significant Accounting Policies

A. Organization of the Company

        LG&E Energy Services Inc., a Kentucky corporation (the Company or SERVCO), is a wholly-owned subsidiary of LG&E Energy LLC (LEL), a registered public utility holding company under the Public Utility Holding Company Act of 1935 (PUHCA). On December 30, 2003, LEL became the successor by assignment and subsequent merger, to all the assets and liabilities of the former LG&E Energy Corp. (LEC). Following the transaction, LEL, became a registered holding company under PUHCA. The Company was authorized to conduct business as a service company for LEC and its various subsidiaries by order of the Securities and Exchange Commission (SEC) dated December 6, 2000, and commenced operations January 1, 2001.

        On July 1, 2002, E.ON AG (E.ON) completed its acquisition of Powergen plc, now Powergen Limited, which includes LEL, for approximately £5.1 billion ($7.3 billion). Following the acquisition, E.ON became a registered holding company under PUHCA. As contemplated in their regulatory filings in connection with the E.ON acquisition, E.ON, Powergen and LG&E Energy completed an administrative reorganization to move the LG&E Energy group from an indirect Powergen subsidiary to an indirect E.ON subsidiary. This reorganization was effective in March 2003. In early 2004, LEL began direct reporting arrangements to E.ON.

        The Company provides certain services to affiliated entities, including LG&E and KU, at cost as required under PUHCA. On January 1, 2001, approximately 1,000 employees, mainly from LEC, Louisville Gas and Electric Company and Kentucky Utilities Company, were moved to the Company. The Company is organized along functional lines to accomplish its purpose of providing management, administrative, and technical services. These services are priced so that the Company operates on a break-even basis.

        The Company maintains its accounts in accordance with PUHCA, as administered by the SEC, and has adopted a system of accounts consistent with that prescribed by the Federal Energy Regulatory Commission. The accounting policies of the Company conform to U.S. generally accepted accounting principles (GAAP).

B. Cash and Cash Equivalents

        The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Temporary cash investments are carried at cost, which approximates fair value.

C. Income Taxes

        The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (FAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement and tax basis of assets, liabilities and loss carryforwards. Deferred tax balances are based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse. Through December 31, 2003, the Company was part of the E.ON US Investments Corp. consolidated Federal income tax return, which includes LEL and all other eligible U.S. subsidiaries.

D. Management's Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent items at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

E. Fair Value of Financial Instruments

        The carrying amounts of financial instruments on the Company's books are a reasonable estimate of their fair value.

Note 2—Common Stock

        The Company is authorized to issue 1,000 shares of common stock, no par value per share. At December 31, 2003, there were 100 shares issued. LEL holds all of the Company's common stock.

Note 3—Related Party Transactions

        The Company has transactions in the normal course of business with other LEL subsidiaries. These transactions are primarily composed of services received or rendered. Intercompany receivables were approximately $72,583,796 at December 31, 2003. Intercompany payables totaled approximately $3,885,809 at December 31, 2003.

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule XV Statement of Income

Account	Description	2003	2002
INCOME
457	Services Rendered to Associate Companies	308,493,204	335,374,413
458	Services Rendered to Non-Associate Companies	0	0
421	Miscellaneous Income and Loss	0	0

	TOTAL INCOME	308,493,204	335,374,413
EXPENSES
920	Salaries and Wages	88,176,947	86,952,633
921	Office Supplies and Expenses	70,450,959	66,717,060
922	Administrative Expenses Transferred—Credit	0	0
923	Outside Services Employed	124,415,229	164,289,815
924	Property Insurance	13,246	496
925	Injuries and Damages	70,696	201,719
926	Employee Pensions and Benefits	6,852,424	8,250,371
928	Regulatory Commission Expenses	68	535,476
930.1	General Advertising Expenses	254,180	222,989
930.2	Miscellaneous General Expenses	202,725	573,412
931	Rents	1,382	71,768
932	Maintenance of Structures and Equipment	0	0
935	Mtce-Communication EQ	11,323	42,786
403	Depreciation and Amortization Expense	710,679	423,941
408	Taxes other than Income Taxes	4,513,283	506,159
409	Income Taxes	5,786,872	0
410	Provision for Deferred Income Taxes	(5,786,872)	0
411	Provision for Deferred Income Taxes—Credit	0	0
411.5	Investment Tax Credit	0	0
426.1	Donations	251,252	100,464
426.2	Life Insurance	0	126,015
426.3	Penalties	25,075	544
426.4	Civic, Political & Related Act	973,996	167,316
426.5	Other Deductions	11,569,376	5,878,579
427	Interest on Long Term Debt	0	0
430	Interest on Debt to Associate Companies	0	0
431	Other Interest Expense	0	312,870
566	Misc. Trans Exp-SSTMT	364	0

	TOTAL EXPENSE	308,493,204	335,374,413

	NET INCOME OR (LOSS)	0	0

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003
Analysis of Billing

Associate Companies—Account 457

	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED
NAME OF ASSOCIATE COMPANY
Louisville Gas and Electric Company	101,645,945	1,862,386	0	103,508,331
Kentucky Utilities Company	131,659,213	1,589,226	0	133,248,439
Western Kentucky Energy Corp.	6,104,635	52,404	0	6,157,039
LG&E Energy LLC	(14,495)	0	0	(14,495)
LG&E Capital Corp.	24,698,377	2,582,559	0	27,280,936
LG&E Enertech Inc.	217,222	2	0	217,224
LG&E Credit Corp.	4,311	0	0	4,311
LPI Power Gen	3,899,288	65,530	0	3,964,818
LG&E Energy Marketing Inc. (Continuing)	4,529,886	342,292	0	4,872,178
LG&E International	4,500	0	0	4,500
LG&E Argentina	2,241,316	0	0	2,241,316
LG&E Power Development Inc. (Fairfax)	623,916	58,153	0	682,069
LG&E Energy Marketing Gas Facilities	283	0	0	283
LG&E Energy Marketing Inc. (Discontinued)	4,307,900	1,158,817	0	5,466,717
CRC Evans	102,814	0	0	102,814
Powergen UK plc	1,079,467	0	0	1,079,467
LG&E Energy Foundation Inc.	39,920	0	0	39,920
LPD—Tiger Creek Management	18,851,125	0	0	18,851,125
E.ON	786,212	0	0	786,212

TOTAL	300,781,835	7,711,369	0	308,493,204

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003
Analysis of Billing

Non-associate Companies—Account 458

Instruction:
Provide a brief description of the services rendered to each non-associate company:

	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED
NAME OF NON-ASSOCIATE COMPANY
NONE	0	0	0	0

TOTAL	0	0	0	0

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule XVI—Analysis of Charges for Service—Associate and Non-associate Companies

		ASSOCIATE COMPANY CHARGES			NON-ASSOCIATE COMPANY CHARGES			TOTAL CHARGES
ACCOUNT	DESCRIPTION OF ITEMS	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL
920	Salaries & Wages	83,661,474	4,515,473	88,176,947	0	0	0	83,661,474	4,515,473	88,176,947
921	Office Suppies & Expenses	69,600,303	850,656	70,450,959	0	0	0	69,600,303	850,656	70,450,959
922	Administrative Expense	0	0	0	0	0	0	0	0	0
923	Outside Services Employed	124,216,172	199,057	124,415,229	0	0	0	124,216,172	199,057	124,415,229
924	Property Insurance	13,246	0	13,246	0	0	0	13,246	0	13,246
925	Injuries and Damages	67,146	3,549	70,696	0	0	0	67,146	3,549	70,696
926	Employee Pensions and Benefits	6,214,180	638,244	6,852,424	0	0	0	6,214,180	638,244	6,852,424
928	Regulatory Commission Expense	68	0	68	0	0	0	68	0	68
930.1	General Advertising Expense	254,180	0	254,180	0	0	0	254,180	0	254,180
930.2	Miscellaneous General Expenses	202,725	0	202,725	0	0	0	202,725	0	202,725
931	Rents	1,382	0	1,382	0	0	0	1,382	0	1,382
932	Maintenance of Structures and Equipment	0	0	0	0	0	0	0	0	0
935	Mtce-Communication EQ	11,323	0	11,323	0	0	0	11,323	0	11,323
403	Depreciation and Amortization Expenses	710,679	0	710,679	0	0	0	710,679	0	710,679
408	Taxes Other than Income Taxes	4,085,845	427,438	4,513,283	0	0	0	4,085,845	427,438	4,513,283
409	Income Taxes	5,786,872	0	5,786,872	0	0	0	5,786,872	0	5,786,872
410	Provision for Deferred Income Taxes	(5,786,872)	0	(5,786,872)	0	0	0	(5,786,872)	0	(5,786,872)
411	Provision for Deferred Income Taxes-Credit	0	0	0	0	0	0	0	0	0
411.5	Investment Tax Credit	0	0	0	0	0	0	0	0	0
426.1	Donations	251,252	0	251,252	0	0	0	251,252	0	251,252
426.3	Penalties	25,075	0	25,075	0	0	0	25,075	0	25,075
426.4	Civic, Political & Related Act.	973,996	0	973,996	0	0	0	973,996	0	973,996
426.5	Other Deductions	10,492,425	1,076,951	11,569,376	0	0	0	10,492,425	1,076,951	11,569,376
427	Interest on Long Term Debt	0	0	0	0	0	0	0	0	0
431	Other Interest Expense	0	0	0	0	0	0	0	0	0
566	Misc Trans Exp-SSTMT	364	0	364	0	0	0	364	0	364

	TOTAL EXPENSES	300,781,836	7,711,369	308,493,204	0	0	0	300,781,836	7,711,369	308,493,205

	457.3 Compensation for use of Equity	0	0	0	0	0	0	0	0	0
	430 Interest on Debt to Associate Co	0	0	0	0	0	0	0	0	0

	TOTAL COST OF SERVICE	300,781,836	7,711,369	308,493,204	0	0	0	300,781,836	7,711,369	308,493,205

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule XVII—Schedule of Expense
Distribution by Department or Service Function

Instructions:
Indicate each department or service function.
(See Instruction 01-3 General Structure of
Accounting System:Uniform System of Accounts).

ACCT	DESCRIPTION	TOTAL	SALES/MKTG	CUST SVC	METERING	REVENUE COLLECT	POWER GENERATION	FUEL PROCURE	TRANSMSN	REGULATORY AFFAIR
901	Supervision	0	0	0	0	0	0	0	0	0
920	Salaries and Wages	88,176,947	1,983,292	4,422,422	240,343	797,752	5,656,435	1,134,960	4,691,261	885,956
921	Office Supplies and Expenses	70,450,959	1,179,551	1,052,544	15,264	169,934	15,050,019	226,594	1,831,257	1,082,435
922	Administrative Expenses Transferred—Credit	0	0	0	0	0	0	0	0	0
923	Outside Services Employed	124,415,229	6,984,965	530,212	4,821	139,759	85,304,776	51,039	454,790	1,031,308
924	Property Insurance	13,246	0	0	0	0	0	0	0	0
925	Injuries and Damages	70,696	0	0	0	0	0	0	0	0
926	Employee Pensions and Benefits	6,852,424	0	0	0	0	0	0	0	0
928	Regulatory Commission Expenses	68	0	0	0	0	0	0	0	68
930.1	General Advertising Expenses	254,180	21	0	0	0	0	0	0	0
930.2	Miscellaneous General Expenses	202,725	29,426	0	6,209	0	81,050	0	0	0
931	Rents	1,382	1,695	0	0	0	0	0	0	0
932	Maintenance of Structures and Equipment	0	0	0	0	0	0	0	0	0
935	Mtce-Communication EQ	11,323	0	1,165	0	0	0	0	0	0
403	Depreciation and Amortization Expense	710,679	0	0	0	0	0	0	0	0
408	Taxes other than Income Taxes	4,513,283	0	0	0	0	0	0	0	0
409	Income Taxes	5,786,872	0	0	0	0	0	0	0	0
410	Provision for Deferred Income Taxes	(5,786,872)	0	0	0	0	0	0	0	0
411	Provision for Deferred Income Taxes—Credit	0	0	0	0	0	0	0	0	0
411.5	Investment Tax Credit	0	0	0	0	0	0	0	0	0
426.1	Donations	251,252	0	350	0	400	37,038	0	0	0
426.3	Penalties	25,075	0	0	0	5,000	0	0	0	0
426.4	Civic, Political & Related Act.	973,996	0	0	0	0	0	52,500	0	0
426.5	Other Deductions	11,569,376	101,766	0	0	3,650	445,211	2,798	0	15,510
427	Interest on Long Term Debt	0	0	0	0	0	0	0	0	0
430	Interest on Debt to Associate Companies	0	0	0	0	0	0	0	0	0
431	Other Interest Expense	0	0	0	0	0	0	0	0	0
566	Misc Trans Exp-SSTMT	364	0	0	0	0	0	0	364	0
588	Misc Distrib. Exp.	0	0	0	0	0	0	0	0	0

	TOTAL EXPENSE	308,493,204	10,280,716	6,006,693	266,637	1,116,495	106,574,529	1,467,891	6,977,672	3,015,277

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule XVII—Schedule of Expense
Distribution by Department or Service Function

Instructions:
Indicate each department or service function.
(See Instruction 01-3 General Structure of
Accounting System:Uniform System of Accounts).

ACCT	DESCRIPTION	ENVIRON AFFAIR	REGULATORY MKTG	DISTRIB OPER- NETWK	DISTRIB OPER- ASSET MGT	DISTRIB OPER- MAINT	DISTRIB OPER- MGMT	FINANCIAL PLAN/BUDGET	ACCT/FINANC REPORTING	TRADING CNTRLS/ENRGY MKTG
901	Supervision	0	0	0	0	0	0	0	0	0
920	Salaries and Wages	504,510	5,149,379	33,077	1,866,929	793,998	826,424	1,111,148	2,483,571	954,509
921	Office Supplies and Expenses	2,650,983	2,056,460	16,348	319,568	63,938	402,181	221,371	(6,267)	205,389
922	Administrative Expenses Transferred—Credit	0	0	0	0	0	0	0	0	0
923	Outside Services Employed	203,856	360,766	0	3,183,112	6,286	123,872	31,275	309,335	13,869
924	Property Insurance	0	0	0	0	0	0	0	0	0
925	Injuries and Damages	0	0	0	0	0	539	0	0	0
926	Employee Pensions and Benefits	0	92	0	0	2,067	333	0	7,235	0
928	Regulatory Commission Expenses	0	0	0	0	0	0	0	0	0
930.1	General Advertising Expenses	0	0	0	0	0	0	0	0	0
930.2	Miscellaneous General Expenses	75	595	0	103,752	0	0	33,384	0	0
931	Rents	0	0	0	0	0	0	0	0	0
932	Maintenance of Structures and Equipment	0	0	0	0	0	0	0	0	0
935	Mtce-Communication EQ	0	0	0	0	0	0	0	0	0
403	Depreciation and Amortization Expense	0	0	0	0	0	0	0	0	0
408	Taxes other than Income Taxes	0	0	0	0	0	0	0	0	0
409	Income Taxes	0	0	0	0	0	0	0	0	0
410	Provision for Deferred Income Taxes	0	0	0	0	0	0	0	0	0
411	Provision for Deferred Income Taxes—Credit	0	0	0	0	0	0	0	0	0
411.5	Investment Tax Credit	0	0	0	0	0	0	0	0	0
426.1	Donations	0	5,500	0	20	0	2,558	0	0	0
426.3	Penalties	0	0	0	0	0	20,000	0	0	0
426.4	Civic, Political & Related Act.	0	0	0	0	0	0	0	0	0
426.5	Other Deductions	440	52,740	0	155	230	1,223	6,670	20,253	0
427	Interest on Long Term Debt	0	0	0	0	0	0	0	0	0
430	Interest on Debt to Associate Companies	0	0	0	0	0	0	0	0	0
431	Other Interest Expense	0	0	0	0	0	0	0	0	0
566	Misc Trans Exp-SSTMT	0	0	0	0	0	0	0	0	0
588	Misc Distrib. Exp.	0	0	0	0	0	0	0	0	0

	TOTAL EXPENSE	3,359,864	7,625,532	49,425	5,473,536	866,519	1,377,130	1,403,848	2,814,127	1,173,767

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule XVII—Schedule of Expense
Distribution by Department or Service Function

Instructions:
Indicate each department or service function.
(See Instruction 01-3 General Structure of
Accounting System:Uniform System of Accounts).

ACCT	DESCRIPTION	PAYROLL	CORP TAX	FINANCE SYS	FINANCE CNTRACT AUDITING	IT STRATEGY	IT OPER	CASH MGT	CORP FINANCE	INVESTORS SHREHLD RELAT	RISK MGMT
901	Supervision	0	0	0	0	0	(13,662)	0	0	0	0
920	Salaries and Wages	296,822	662,602	402,358	591,597	1,466,642	19,504,242	150,503	366,799	0	0
921	Office Supplies and Expenses	170,590	76,969	333,403	98,327	1,592,821	18,295,479	1,587,841	1,163,767	0	473,139
922	Administrative Expenses Transferred—Credit	0	0	0	0	0	0	0	0	0	0
923	Outside Services Employed	38,577	63,326	128,965	179,734	545,885	3,890,219	64	298,733	54,116	250,138
924	Property Insurance	0	0	0	0	0	0	0	0	0	13,246
925	Injuries and Damages	0	0	0	0	0	(38,382)	0	0	0	6,904
926	Employee Pensions and Benefits	0	0	0	0	9,260	(3,954,785)	0	0	0	0
928	Regulatory Commission Expenses	0	0	0	0	0	0	0	0	0	0
930.1	General Advertising Expenses	0	0	0	0	0	0	0	0	0	0
930.2	Miscellaneous General Expenses	669	0	0	0	(7,319)	(33,775)	0	0	0	(14,000)
931	Rents	0	0	0	0	0	0	0	0	0	0
932	Maintenance of Structures and Equipment	0	0	0	0	0	0	0	0	0	0
935	Mtce-Communication EQ	0	0	0	0	12,487	(187,424)	0	0	0	0
403	Depreciation and Amortization Expense	0	0	0	0	0	0	0	0	0	0
408	Taxes other than Income Taxes	0	0	0	0	0	(1,185,603)	0	0	0	0
409	Income Taxes	0	0	0	0	0	0	0	0	0	0
410	Provision for Deferred Income Taxes	0	0	0	0	0	0	0	0	0	0
411	Provision for Deferred Income Taxes—Credit	0	0	0	0	0	0	0	0	0	0
411.5	Investment Tax Credit	0	0	0	0	0	0	0	0	0	0
426.1	Donations	0	0	0	1,000	0	0	0	0	0	0
426.3	Penalties	66	0	0	0	0	0	0	0	0	0
426.4	Civic, Political & Related Act.	0	0	0	0	0	3,171	0	0	0	0
426.5	Other Deductions	0	0	0	0	0	58,155	0	0	0	0
427	Interest on Long Term Debt	0	0	0	0	0	0	0	0	0	0
430	Interest on Debt to Associate Companies	0	0	0	0	0	0	0	0	0	0
431	Other Interest Expense	0	0	0	0	0	0	0	0	0	0
566	Misc Trans Exp-SSTMT	0	0	0	0	0	0	0	0	0	0
588	Misc Distrib. Exp.	0	0	0	260	2,624	(112,355)	0	0	0	0

	TOTAL EXPENSE	506,724	802,897	864,726	870,918	3,622,400	36,225,280	1,738,408	1,829,299	54,116	729,427

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule XVII—Schedule of Expense
Distribution by Department or Service Function

Instructions:
Indicate each department or service function.
(See Instruction 01-3 General Structure of
Accounting System:Uniform System of Accounts).

ACCT	DESCRIPTION	STRATEGY PLAN	LEGAL	INTRNL COMMUNIC	BLDG OPER MAINT	SECURITY	DOC SVC	R.O.W.	TRANSPORT SVC	PROCURE- MENT	STRATEGIC SOURCING
901	Supervision	0	0	0	0	0	0	0	0	0	0
920	Salaries and Wages	276,765	1,877,356	411,578	623,942	166,668	59,935	139,135	151,327	262,110	363,352
921	Office Supplies and Expenses	41,393	(708,371)	313,521	3,983,782	42,997	4,951,720	20,559	31,731	42,245	65,814
922	Administrative Expenses Transferred—Credit	0	0	0	0	0	0	0	0	0	0
923	Outside Services Employed	136	12,727,533	177,507	2,256,403	1,233,616	1,847,375	127,016	1,295	44,184	19,364
924	Property Insurance	0	0	0	0	0	0	0	0	0	0
925	Injuries and Damages	0	0	0	0	0	0	0	0	0	0
926	Employee Pensions and Benefits	0	0	0	1,330	0	0	0	0	0	0
928	Regulatory Commission Expenses	0	0	0	0	0	0	0	0	0	0
930.1	General Advertising Expenses	0	0	(182)	0	0	0	0	0	0	0
930.2	Miscellaneous General Expenses	0	0	0	0	0	0	0	0	0	0
931	Rents	0	0	0	0	0	0	0	0	0	0
932	Maintenance of Structures and Equipment	0	0	0	0	0	0	0	0	0	0
935	Mtce-Communication EQ	0	0	0	0	0	0	0	0	0	0
403	Depreciation and Amortization Expense	0	0	0	0	0	0	0	0	0	0
408	Taxes other than Income Taxes	0	0	0	0	0	0	0	0	0	0
409	Income Taxes	0	0	0	0	0	0	0	0	0	0
410	Provision for Deferred Income Taxes	0	0	0	0	0	0	0	0	0	0
411	Provision for Deferred Income Taxes—Credit	0	0	0	0	0	0	0	0	0	0
411.5	Investment Tax Credit	0	0	0	0	0	0	0	0	0	0
426.1	Donations	1,350	0	0	0	0	0	0	0	3,500	0
426.3	Penalties	0	9	0	0	0	0	0	0	0	0
426.4	Civic, Political & Related Act.	0	751,665	0	0	214	0	0	0	0	0
426.5	Other Deductions	0	99,193	439,286	173	0	0	0	0	66,534	250
427	Interest on Long Term Debt	0	0	0	0	0	0	0	0	0	0
430	Interest on Debt to Associate Companies	0	0	0	0	0	0	0	0	0	0
431	Other Interest Expense	0	0	0	0	0	0	0	0	0	0
566	Misc Trans Exp-SSTMT	0	0	0	0	0	0	0	0	0	0
588	Misc Distrib. Exp.	0	0	0	0	0	0	0	0	0	0

	TOTAL EXPENSE	319,644	14,747,385	1,341,710	6,865,630	1,443,495	6,859,030	286,710	184,353	418,573	448,780

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule XVII—Schedule of Expense
Distribution by Department or Service Function

Instructions:
Indicate each department or service function.
(See Instruction 01-3 General Structure of
Accounting System:Uniform System of Accounts).

ACCT	DESCRIPTION	MATERIALS LOGISTICS	SOURCING SUPPORT	CORP HR	TECH & SAFETY TRAINING	INDUSTRY RELATIONS	EXEC MGMT	CORPORATE	EXTERNAL MKTG	OVERHEADS
901	Supervision	0	0	0	0	0	0	0	0	13,662
920	Salaries and Wages	392,071	330,937	3,073,008	786,480	146,221	4,746,174	244,293	504,755	16,643,309
921	Office Supplies and Expenses	55,890	16,627	2,325,542	320,016	16,566	3,343,944	(216,589)	914,945	4,558,722
922	Administrative Expenses Transferred—Credit	0	0	0	0	0	0	0	0	0
923	Outside Services Employed	356	50,173	626,783	9,253	10,172	23,489	181,207	604,385	291,184
924	Property Insurance	0	0	0	0	0	0	0	0	0
925	Injuries and Damages	0	0	0	6,168	0	0	0	0	95,467
926	Employee Pensions and Benefits	0	0	136,182	5,813	0	0	(4,985,797)	3,150	15,627,544
928	Regulatory Commission Expenses	0	0	0	0	0	0	0	0	0
930.1	General Advertising Expenses	0	0	0	2,805	0	0	0	251,536	0
930.2	Miscellaneous General Expenses	0	0	802	0	0	(42,692)	877	0	43,672
931	Rents	0	0	0	0	0	0	(313)	0	0
932	Maintenance of Structures and Equipment	0	0	0	0	0	0	0	0	0
935	Mtce-Communication EQ	0	0	0	0	0	0	(276)	0	185,371
403	Depreciation and Amortization Expense	0	0	0	0	0	0	710,679	0	0
408	Taxes other than Income Taxes	0	0	0	0	0	0	0	0	5,698,886
409	Income Taxes	0	0	0	0	0	0	5,786,872	0	0
410	Provision for Deferred Income Taxes	0	0	0	0	0	0	(5,786,872)	0	0
411	Provision for Deferred Income Taxes—Credit	0	0	0	0	0	0	0	0	0
411.5	Investment Tax Credit	0	0	0	0	0	0	0	0	0
426.1	Donations	0	0	2,929	0	0	195,811	296	500	0
426.3	Penalties	0	0	0	0	0	0	0	0	0
426.4	Civic, Political & Related Act.	0	0	0	0	0	67,707	(1)	15,031	83,709
426.5	Other Deductions	3,580	4,232	78,826	0	0	164,738	(47,579)	665,750	9,385,592
427	Interest on Long Term Debt	0	0	0	0	0	0	0	0	0
430	Interest on Debt to Associate Companies	0	0	0	0	0	0	0	0	0
431	Other Interest Expense	0	0	0	0	0	0	0	0	0
566	Misc Trans Exp-SSTMT	0	0	0	0	0	0	0	0	0
588	Misc Distrib. Exp.	0	0	0	0	0	0	0	0	109,471

	TOTAL EXPENSE	451,897	401,969	6,244,072	1,130,535	172,959	8,499,171	(4,113,203)	2,960,052	52,736,589

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Departmental Analysis of Salaries—Account 920

	INCLUDED IN AMOUNTS BILLED TO:
	TOTAL AMOUNT	PARENT (LEL)	OTHER ASSOCIATES	NON- ASSOCIATES	NUMBER OF PERSONNEL END OF YEAR
NAME OF DEPT OR SERVICE FUNCTION
Customer Service	5,643,707.80	0	5,643,707.80	0	145
Sales & Marketing	2,529,691.09	0	2,529,691.09	0	34
Metering	309,072.56	0	309,072.56	0	4
Revenue Collection	1,026,089.75	0	1,026,089.75	0	21
Power Generation	6,877,112.76	0	6,877,112.76	0	80
Fuel Procurement	1,421,944.72	0	1,421,944.72	0	15
Transmission	6,015,717.92	0	6,015,717.92	0	82
Regulatory Affairs Management	1,141,502.15	0	1,141,502.15	0	14
Environmental Affairs Management	647,018.13	0	647,018.13	0	8
Regulatory Marketing	7,227,276.32	0	7,227,276.32	0	68
Distribution Oper-Repair Network Process	43,940.72	0	43,940.72	0	1
Distribution Oper-Asset Mgmt	2,385,018.31	0	2,385,018.31	0	29
Distribution Oper-Oper & Maintain Network Procs	1,021,183.34	0	1,021,183.34	0	11
Distribution Oper-Management	1,064,054.84	0	1,064,054.84	0	15
Financial Planning & Budgeting	1,392,263.15	0	1,392,263.15	0	18
Accounting & Financial Reporting	3,168,612.10	0	3,168,612.10	0	51
Trading Controls/Energy Mktg Accounting	1,198,924.04	0	1,198,924.04	0	16
Payroll	380,053.37	0	380,053.37	0	7
Corporate Tax	851,344.94	0	851,344.94	0	12
Financial Systems	462,997.93	0	462,997.93	0	4
Financial & Contract Auditing	758,894.21	0	758,894.21	0	10
IT Tech Srategy, Planning & Security	1,863,519.47	0	1,863,519.47	0	22
IT Operations	22,052,541.97	0	22,052,541.97	0	176
Cash Mgmt & Investment Services	193,892.02	0	193,892.02	0	4
Corporate Finance Services	470,479.46	0	470,479.46	0	6
Strategic Planning	355,791.14	0	355,791.14	0	4
Legal Services	2,398,549.88	0	2,398,549.88	0	23
Internal Communications	528,878.20	0	528,878.20	0	9
Building Operations & Maintenance Services	802,996.80	0	802,996.80	0	12
Security Services	214,228.90	0	214,228.90	0	3
Document Services	75,930.93	0	75,930.93	0	0
Right Of Way Services	179,214.43	0	179,214.43	0	3
Transportation Services	196,030.33	0	196,030.33	0	2
Procurement & Major Contracts	327,268.09	0	327,268.09	0	1
Strategic Sourcing	472,451.24	0	472,451.24	0	8
Materials Logistice	505,376.80	0	505,376.80	0	9
Sourcing Support	425,579.98	0	425,579.98	0	6
Corporate Human Resources	3,898,245.17	0	3,898,245.17	0	47
Technical & Safety Training	1,012,227.24	0	1,012,227.24	0	15
Industrial Relations Management	182,879.68	0	182,879.68	0	2
Executive Management Services	5,572,812.73	0	5,572,812.73	0	21
Corporate	246,861.55	0	246,861.55	0	0
External & Brand Commun.	634,770.50	0	634,770.50	0	8

TOTAL	88,176,947	0	88,176,947	0	1,026

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Outside Services Employed—Account 923

Instructions:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

From Whom Purchased	Address	Relationship "A"— Associate "NA"— Non-Associate	Amount
4Sight Corporation	1302 Basswood Ct. Jeffersonville, IN 47130	NA	825,960
Abel Construction Company Inc.	3401 Bashford Ave. Ct. Louisville, KY 40218	NA	80,458
Access Computer Careers	429 W. Muhammad Ali Blvd, Ste 502 Louisville, KY 40202	NA	331,525
AETNA Building Maintenance Inc.	525 N. Yellow Springs St. Springfield, OH 45504	NA	293,179
Ajilon LLC	2918 Collections Center Dr. Chicago, IL 60693	NA	90,181
American Payment Systems Inc.	P.I. Box 5736 Hartford, CT 06102-5736	NA	455,786
Analysts International	22062 Network Pl. Chicago, IL 60673	NA	258,744
Andriot, James E	231 Breckenridge Ln. S202-D Louisville, KY 40207	NA	91,302
Anything Groes Inc.	P.O. Box 305 Buckner, KY 40010	NA	46,258
Apar Infotech Corporation	160 Technology Dr. Canonsburg, PA 15317	NA	357,509
Aquarius Marine Inc.	800 Elm Street Ludlow, KY 41016	NA	33,000
Assured Asset Protection Inc.	8220 Saint Anthony Church Rd. Louisville, KY 40214	NA	52,220
ATC Associates Inc.	2815 Watterson Trail Louisville, KY 40299	NA	55,707
Avaya Inc.	P.O. Box 27-850 Kansas City, MO 64180	NA	154,332
B and B Electric Co., Inc.	1460 Sunshine Ln. Lexington, KY 40505	NA	127,819
Banctec Inc	P.O. Box 910887 Dallas, TX 75391-0887	NA	28,130

Bank One NA	P.O. Box 94596 Louisville, KY 40294	NA	1,390,923
Barrington Wellesley Group Inc	2479 Lanam Ridge Rd. Nashville, IN 47448	NA	274,699
Bearingpoint	7301 N. State Hwy 161 Irving, TX 75039	NA	65,457
Big Rivers Electric Corp	201 3rd Street P.O. Box 24 Henderson, KY 42420	NA	25,000
Black & Veatch Corp	8400 Ward Pkwy Energy Services Division Kansas City, MO 64114	NA	29,462
Bloomberg LP	P.O. Box 30244 Hartford, CT 06150	NA	29,028
Boehl Stopher and Graves LLP	400 W. Market St.—S. 2300 Louisville, KY 40202	NA	469,619
Brattle Group	44 Brattle Street Cambridge, MA 02138-3736	NA	129,669
Bruce, Dale	3010 Autumn Hills Tr. New Albany, IN 47150	NA	32,652
Burns and McDonnell	P.O. Box 411883 Kansas City, MO 64141	NA	79,259
C & S H Inc.	8601 Chetmer Ln. Louisville, KY 40220	NA	152,804
Cannon Technologies Inc	8301 Golden Valley Rd, Ste 300 Golden Valley, MN 55427	NA	278,271
Catalyst Air Management Inc	11020 Solway School Road Suite 108 Knoxville, TN 37931	NA	42,700
Cendant Mobility Services Corp	P.O. Box 360287 Pittsburgh, PA 15250-6287	NA	34,293
Christensen Assoc	4610 University Avenue, Ste 700 Madison, WI 53705-2164	NA	82,201
Colours 2000	1106 Yakima Street Louisville, KY 40214	NA	58,300
Commercial Furniture Services	1004 Dixon Ave. Louisville, KY 40217	NA	28,845
Commercial Movers Inc.	P.O. Box 710710 Columbus, OH 43271	NA	106,528
Computer Progress United	304 Middletown Pk Pl Suite A Louisville, KY 40243	NA	178,494

Computer Task Group Inc.	P.O. Box 60073 Charlotte, NC 28260	NA	108,576
Computershare Investor Services LLC	33844 Treasury Center Chicago, IL 60694	NA	53,936
Comverge Technologies	4497 Park Dr. Norcross, GA 30093	NA	940,257
Convergent Group Corp.	Dept. 348 Denver, CO 80291-0348	NA	4,017,681
Corporate Executive Board	3393 Collections Center Dr. Chicago, IL 60693	NA	32,500
Covington & Burling	P.O. Box 7566 Washington, DC 20044	NA	1,359,775
Creative Alliance	P.O. Box 641266 Cincinnati, OH 45264	NA	45,925
CSC Research Services	P.O. Box 905145 Charlotte, NC 28290	NA	56,900
Cummins and Barnard Inc	5405 Data Court, Ste 100 Ann Arbor, MI 48108	NA	58,609
D B Electric	4117 Morning Drive Sellersburg, IN 47172	NA	32,947
Dean Dorton & Ford PSC	106 West Vine Street, Ste 600 Lexington, KY 40507	NA	33,565
Design Collaborative Inc.	183 Lazy River N. Pkwy. Shepherdsville, KY 40165	NA	26,944
Dewey Ballantine	1301 Avenue of the Americas New York, NY 10019	NA	312,903
Diversity Adventures Inc.	104 Ridgeway Ave. Louisville, KY 40207	NA	81,587
Document Control Systems Inc.	1300 S. 4th St. S.150 Louisville, KY 40208	NA	126,199
Dolzer, Professor Rudolph	Am Pferchelhang 4/1 NA Heidelberg GERMANY		30,000
Duke/Fluor Daniel	P.O. Box 65934 Charlotte, NC 28266-0934	NA	297,422
Duncan Technologies	32441 30th Ave. Stanton, MN 55018	NA	101,128
Dupont Flooring Systems	4790 Crittenden Dr. S. 101 Louisville, KY 40209	NA	68,142
E Max Inc.	2420 Frankfort Ave. Louisville, KY 40206	NA	487,700
Eads Telecom North America Inc	P.O. Box 57069 Jacksonville, FL 32241-7069	NA	64,167

Earthwell Energy Management Inc	P.O. Box 3044 Louisville, KY 40201	NA	126,082
Edgewood Consulting Inc	240 Bear Ladder Road West Fulton, NY 12194	NA	55,693
Edwards Moving and Rigging	2695 Aiken Road Shelbyville, KY 40065	NA	117,220
Enertouch Inc.	1959 Parker Cr. Suite E Stone Mountain, GA 30087	NA	1,798,260
Environmental Protection Services	4 Industrial Park Drive P.O. Box 710 Wheeling, WV 26003-0091	NA	33,070
EON Engineering GMBH	Bermannsgluckstr 41 43 Gelsenkirchen 45898 Germany	A	586,531
EPRI	P.O. Box 60624 Charlotte, NC 28260	NA	30,000
Evans Construction Co Inc.	4807 Chenoweth Run Rd. Louisville, KY 40299	NA	614,474
Everest Technologies LLC	12910 Shelbyville Rd. S. 135 Louisville, KY 40243	NA	112,401
Fellers Snider Blankenship Bailey and Tippens PC	100 N. Broadway Oklahoma City, OK 73102	NA	53,215
Find/SVP Inc	Newark Post Office P.O. Box 10761 Newark, NJ 07193-0761	NA	63,400
Foresight Technology Group	6670 W. Snowville Road Brecksville, OH 44141	NA	45,543
Francis, James R.	24521 Morning Glory St. Moreno Valley, CA 92553	NA	121,914
Frost Brown Todd LLC	P.O. Box 70087 Louisville, KY 40270	NA	789,734
Gamblin, William W.	101 East Vine Street Lexington, KY 40515	NA	30,646
Gartner GRP	56 Top Gallant Road P.O. Box 10212 Stanford, CT 06904	NA	86,969
General Electric Company	Power Generation 1 River Road Schenectady, NY 12245	NA	47,546,745
Green Mechanical Construction	P.O. Box 1869 Glasgow, KY 42142-1869	NA	27,588
Greenebaum Doll & McDonald PLLC	Section 469 Louisville, KY 40289	NA	173,922

Guthrie Mayes & Associates Inc	710 West Main Street Louisville, KY 40202-2676	NA	26,364
H Huff Construction Mgmt Specialists Inc.	1651 Colony Ln. Zachary, LA 70791	NA	537,295
Harshaw Trane Service	1800 Plantside Dr. Louisville, KY 40299-1975	NA	229,039
Heidrick and Struggles Inc	P.O. Box 92227 Chicago, IL 60675-4590	NA	86,176
Henderman Jessee and Co PLLC	304 Whittington Pkwy, Ste 107 Louisville, KY 40222	NA	28,001
Henwood Energy Services	2710-N Gateway Oaks Drive Suite 300 Sacramento, CA 95833	NA	27,851
Hill and Associates Inc.	222 Severn Ave. Annapolis, MD 21403	NA	183,122
Honeywell DMC Services Inc.	Stonehill Corp Center, 999 Broadway Saugus, MA 01906	NA	1,631,978
Honeywell Industry Solutions	P.O. Box 75578 Chicago, IL 60675	NA	141,635
Hope Duggan and Silva	Miami Commercial Center 8307 NW 68th St. S. 1218 P.O. Box 025743 Miami, FL 33102	NA	301,404
Hunton & Williams	1900 K Street NW Washington, DC 20006	NA	154,341
ICI Security Systems	P.O. Box 99258 Chicago, IL 60693	NA	30,713
ICR	P.O. Box 1050 Moorestown, NJ 08057	NA	396,832
Incorp	2628B N. Cullen Avenue Evansville, IN 47715	NA	25,059
International Center for Settlement of Investment Disputes	1818 H Street NW Federal Reserve Bank of New York 33 Liberty Street Washington DC 20433	NA	60,000
Iron Mountain	4111 Leghorn Dr. Louisville, KY 40218	NA	46,720
J. Bruce Miller Law Group	1800 One Riverfront Plaza Louisville, KY 40202	NA	45,000
Jackson & Kelly PLLC	P.O. Box 11276 Charleston, WV 25339	NA	100,500
Jarboe	21 E. High St. Mooresville, IN 46158	NA	73,767

JC Graphics LLC	7006 Echo Tr. Louisville, KY 40299	NA	54,415
JD Power and Assoc.	30401 Agoura Rd. Agoura Hills, CA 91301	NA	145,000
Jones Day Reavis & Pogue	77 West Wacker Chicago, IL 60601	NA	475,687
Kentucky State Treasurer	P.O. Box 2004 Frankfort, KY 40602-2004	NA	25,267
Kforce.Com	4965 U.S. Hwy 42 S.2900 Louisville, KY 40222	NA	294,712
Koinonia Computing Inc.	200 S. 5th St. STE 201 S Louisville, KY 40202	NA	346,719
KPMG LLP	P.O. Box 120001 Dallas, TX 75312-0825	NA	27,400
Lakeshore Financial Staffing	33112 Treasury Center Chicago, IL 60694	NA	120,679
Law Offices of Todd C. Ringstad	2030 Main Street, Ste 1200 Irvine, CA 92614	NA	26,245
Lewis & Corrigan PLLC	P.O. Box 5711 Louisville, KY 40255	NA	30,000
LG&E Power Operations Inc.	220 W. Main St. Louisville, KY 40202	A	216,876
Liebert Global Services	610 Executive Campus Drive Westerville, OH 43082	NA	25,331
Long, Gregory Keith	1704 Traveller Rd. Lexington, KY 40504	NA	53,417
Lyon, Robert E.	2018 Tyler Ln. Louisville, KY 40205	NA	97,083
M S Gerber & Associates Inc.	1357 West Lane Ave. Columbus, OH 43221	NA	84,650
Management Applications Consulting Inc	2921 Windmill Road, Ste 4 Sinking Spring, PA 19608	NA	101,512
Matrix Integration LLC	417 Main St. Jasper, IN 47546	NA	136,431
Media Library Inc.	7604-D Big Bend Blvd St. Louis, MO 63119	NA	40,563
Mercer Human Resource Consulting	P.O. Box 730212 Dallas, TX 75373-0212	NA	87,822
Merrill Communications LLC	CM-9638 St. Paul, MN 55170-9638	NA	61,755
Midwest Independent System Operator Inc	5517 W 74th Street Indianapolis, IN 46268	NA	75,000

MO Better Marketing Communications	605 W. Main St. Louisville, KY 40202	NA	26,690
Moodys Investor Service	P.O. Box 102597 Atlanta, GA 30368	NA	142,500
Moore Security LLC	506 Hwy 131 E., Ste 3 Clarksville, IN 47129	NA	54,894
MTS Services Inc	4740 Ridge Drive NE Salem, OR 97303	NA	39,958
Mustang Engineering Inc.	P.O. Box 201829 Houston, TX 77216	NA	143,525
National Yellow Pages Direct	14 Tower Park Ct, Ste 1 Little Rock, AR 72227	NA	137,721
Neace Lukens Inc.	211 Browns Ln. Louisville, KY 40207	NA	297,541
Netgain Technologies Inc	6100 Dutchmans Lane Louisville, KY 40205	NA	93,709
Netjets Aviation Inc.	4111 Bridleway Ave. Columbus, OH 43219	NA	135,192
New Age Technologies Inc.	819 W. Main St. S. 200 Louisville, KY 40202	NA	54,314
New Energy Associates LLC	P.O. Box 116022 Atlanta, GA 03068-6022	NA	25,936
Nixon Peabody LLP	One Thomas Circle, Suite 700 Washington, DC 20005	NA	362,808
Occupational Physician Services of Louisville	901 W. Broadway Louisville, KY 40202	NA	37,291
Off Duty Police Services Inc.	13418 Forest Springs Dr. Louisville, KY 40245-2076	NA	42,830
Ogden Newell and Welch	1700 Citizens Plaza Louisville, KY 40202	NA	921,449
Open Systems International Inc.	3600 Holly Ln. N. S 40 Minneapolis, MN 55447-1283	NA	38,232
OPS Plus Inc	2950 Breckenridge Ln. S. 9A Louisville, KY 40220	NA	260,460
Oracle Corp	P.O. Box 71028 Chicago, IL 60694-1028	NA	127,196
Overland Contracting Inc.	P.O. Box 801103 Kansas City, MO 64180-1103	NA	37,839,656
Payton & Associates	210 Meidinger Tower Louisville, KY 40202	NA	45,000
PDE, PLLC	4024 Lilydale Ct. Lexington, KY 40516	NA	87,200

Perkin Elmer LLC	710 Bridgeport Avenue Mail Station 10 Shelton, CT 06484-4792	NA	25,449
Pink Elephant Inc.	5575 N. Service Rd. Burlington, ON, L7L 6M1, Canada	NA	34,857
Piper Marbury Rudnick & Wolfe LLP	1251 Avenue of the Americas New York, NY 10020-1104	NA	32,317
Polaris Personnel Service Inc	120 S. Harris St. P.O. Box 6057 Sandersville, GA 31082	NA	26,277
Porter, Janice W.	5902 Croft Ct. Louisville, KY 40207-1728	NA	41,358
Powell Goldstein Frazer & Murphy LLP	191 Peachtree St. NE, 16th FL Atlanta, GA 30303	NA	139,352
Power Technology	Westwood Way Westwood Business Park Coventry CV4 8LG	A	190,016
Powergen UK Plc	Westwood Way Westwood Business Park Coventry CV4 8LG	A	101,469
Pricewaterhouse Coopers LLP	P.O. Box 651376 Charlotte, NC 28265	NA	327,782
Pro Turf Inc.	2007 Browns Village Rd. Jeffersontown, KY 40299	NA	59,490
Quest Engineers Inc	300 West Main St, Ste 600 Louisville, KY 40202	NA	32,822
Rapidigm Inc.	8790 Governor's Hill Dr. S. 204 Cincinnati, OH 45249	NA	152,544
Regenco LLC	6609R W Washington Street West Allis, WI 53214	NA	99,448
Robert Half Management Resources	9300 Shelbyville Road Louisville, KY 40222	NA	96,205
Robert Half Technology	9300 Shelbyville Road, Ste 920 Louisville, KY 40222	NA	123,184
Ryan Co LLC	2295 Wolfpen Rd. Sulphur, KY 40070	NA	92,750
Sargent and Lundy LLC	135 S. LaSalle St. Dept 2901 Chicago, IL 60674-2901	NA	242,367
Schlumberger Industries	7127 Mexico Rd. PMB 289 St. Peters, MO 63376	NA	1,371,420
Schmidt Consulting Services	405 McKnight Park Drive Pittsburgh, PA 15237	NA	448,500

Sea Inc	7349 Worthington Galena Rd Columbus, OH 43085	NA	26,311
Smith and Smith	200 S. Fifth Street, Ste 300 S First Trust Centre Louisville, KY 40202	NA	34,940
Southern Natural Gas Company	P.O. Box 102502 Atlanta, GA 30368	NA	1,029,007
Southern Plumbing and Heating Inc	435 East Burnett Avenue Louisville, KY 40217-1053	NA	32,980
Standard and Poors Corp	2542 Collection Center Drive Chicago, IL 60693	NA	157,500
Stoll Keenon and Park LLP	201 E. Main St. S. 1000 Lexington, KY 40507	NA	422,607
Summit Blue Consulting	1722 14th St. S 230 Boulder, CO 80302	NA	128,118
Sunland Construction, Inc.	P.O. Box 972824 Dallas, TX 75397-2824	NA	179,952
Sutherland Asbill and Brennan LLP	999 Peachtree St. NE Atlanta, GA 30309	NA	4,529,923
Synergics Energy Services LLC	191 Main St. Annapolis, MD 21401	NA	84,532
T & C Contracting Inc	6301 Pendleton Road P.O. Box 72398 Louisville, KY 40272	NA	77,794
Tamplin & Co	6511 Glenridge Park Place 8 Louisville, KY 40222	NA	63,958
TBI	Cali Corporate Center 50 Tice Boulevard Woodcliff Lake, NJ 07675	NA	457,272
Tek Systems	9420 Bunsen Pkwy S. 220 Louisville, KY 40220	NA	180,385
The Prime Group LLC	P.O. Box 7469 Louisville, KY 40257	NA	474,850
Todays Staffing Inc.	P.O. Box 910270 Dallas, TX 75391	NA	648,147
Towers Perrin	1500 Market Street Philadelphia, PA 19178	NA	51,055
Transperfect Translations International Inc	3 Park Avenue—39th Floor New York, NY 10016	NA	54,340
Troutman Sanders LLP	600 Peachtree Street NE S. 5200 Atlanta, GA 30308-2216	NA	847,582

Tuck Mapping Solutions Inc.	1928 Wildcat Road P.O. Box 760 Big Stone Gap, VA 24219	NA	41,640
Turner Davis & Gerald	P.O. Box 2796 Midland, TX 79702	NA	163,064
Unisys Pulsepoint Communications	6307 Carpinteria Ave. Carpinteria, CA 93013	NA	39,560
United Mail	4410 Bishop Ln. Louisville, KY 40218	NA	129,618
United Sciences Testing Inc	5474 William Flynn Hwy Gibsonia, PA 15044	NA	43,750
University of Kentucky	201 Administrative Building Lexington, KY 40506	NA	26,000
Wallace Company Inc.	P.O. Box 19825 Louisville, KY 40259	NA	74,321
Wayne Corp.	Medical Arts Bldg. 1169 Eastern Pkwy S. 1166 Louisville, KY 40217	NA	92,076
Weber Fick and Wilson Division	1000 N. Front Street, Ste 200 Wormleysburg, PA 17043	NA	86,002
William E Groves Construction	3135 Grapevine Road P.O. Box 1205 Madisonville, KY 42431	NA	41,713
Williams Mullen Clark & Dobbins	Two James Center P.O. Box 1320 Richmond, VA 23218-1320	NA	56,619
Wright & Talisman PC	1200 G. Street NW Suite 600 Washington, DC 20005-3802	NA	68,884
Wyatt Tarrant & Combs LLP	PNC Plaza Louisville, KY 40202	NA	57,448
Xerox	9000 Wessex PL S. 100 Louisville, KY 40222	NA	1,808,798
YCA	2336 Wisteria Dr. S. 440 Snellville, GA 30078	NA	75,587
All Others (647)		NA	(6,595,755)

	TOTAL ALL		124,415,229

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Employee Pensions and Benefits—Account 926

Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

Description	Amount
Life Insurance Expense	322,848
Medical Insurance Expense	3,232,203
Retiree Medical	(4,879,002)
Dental Insurance Expense	286,650
Post Employment Benefits	189,501
Pension Expense	5,034,347
Post Retirement Benefits	1,162,651
401 (K)	1,363,270
Long Term Disability	122,546
Other—Tuition Refund Plan	17,410

6,852,424

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

General Advertising Expenses—Account 930.1

Instruction:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

Name of Payee	DIRECT COSTS CHARGED
American Express Corp	5,478
Bluegrass State Games	12,000
Creative Alliance	30,293
Host Communications Inc.	22,818
Kentucky Derby Festival Inc	7,500
Lexington Professional Baseball Co LLC	10,500
Louisville Central Area Inc	3,605
Nelligan Sports Marketing Inc	125,000
Okolona Fire Protection District	5,000
Total ID Solutions	9,648
Various	22,339

TOTAL	254,180

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Miscellaneous General Expenses—Account 930.2

        Instruction:

        Provide a listing of the amount included in Account 930.2, Miscellaneous General Expenses, classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441 (b) (2)) shall be separately classified.

			DIRECT COSTS CHARGED
Description
930201—	Misc. Corporate Exp.
	Executive Mgmt Exp.—Telecom	3,288
	Business License Fees	198	3,485
930202—	Association Dues	103,827	103,827
930203—	Research Work
	EPRI DUES	81,050	81,050
930207—	Other Misc. Gen Exp.
	Charges to Louisville Gas & Electric
	Phone	1,674
	Employee Expenses	841
	Misc.	1,276	3,791
	Charges to LG&E Capital Corp.
	Employee Expenses	52
	Write-off of Enertech Receivables	11,086
	Misc.	738	11,877
	Charges to LG&E Enertech Inc.
	Phone	2,247
	Advertising	4,200
	Postage	190
	Employee Expenses	3,758
	Dues	839
	Misc.	792	12,026
930209—	Nondeductible Penalties	669	669
930250—	Broker Fees
	Neace Lukens—accrual reversal	(14,000)	(14,000)

TOTAL		202,725	202,725

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Rents—Account 931

        Instruction:

        Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

DIRECT COSTS CHARGED
Description
931004—Rents Corporate HQ	1,100
931100—Rents Other	282

TOTAL	1,382

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Taxes Other Than Income Taxes—Account 408

        Instructions:

        Provide an analysis of Account 408, "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

Kind Of Tax	Amount
Other Than U.S. Government Taxes
Real and Personal Prop Tax	0

TOTAL	0

U.S. Government Taxes
Federal Unemployment Insurance	228,762
Federal Old Age Benefits Tax	4,284,521

TOTAL	4,513,283

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

        Donations—Account 426.1

        Instructions:

        Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

Name of Recipient	Amount
Bellarmine College	4,700
Greater Louisville Inc	89,000
Metro United Way	47,979
National Kidney Foundation of Kentucky	5,000
Skip Zoeller Enterprises	11,418
The Kentucky Center	8,500
University of Louisville	17,667
Watson Lane Elementary Family Resource Center	3,000
Others (56)	63,989

251,252

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

        Other Deductions—Account 426.5

        Instructions:

        Provide a listing of the amount included in Account 426.5, "Other Deductions," classifying such expenses according to their nature.

Description	Name of Payee	Amount
426501—Other Deductions
Project Engineering Expenses	Various	350,770
Advertising	Various	1,078,696
Sales and Promotion Expense	Various	7,896
Lease/Rental	Various	(6,168)
Office Supplies and Materials/Postage/Freight	Various	36,750
Dues and Subscriptions	Various	10,251
Contributions	Various	77,030
Education and Training—Course Fees/Tuition	Various	23,121
Labor/Burdens	Various	56,630
Officer Gross-Up Taxes	Various	334,967
Pension	Various	10,699
Employee Meals/Travel Expenses/Telecom	Various	288,862
Miscellaneous Employee Expenses	Various	156,784
Miscellaneous	Various	175,223

		2,601,512

426507—Senior Management Pension	Various	410

426512—Expatriate Benefits	Various	(24,045)

426515—Senior Management Long-Term Incent	Various	76,282

426502, 426592—SERP (Direct and Indirect)

Officers Supplemental Early Retirement Program	Various	5,327,458

426504, 426594—Officers' TIA (Direct and Indirect)

Officers Team Incentive Award	Various	2,191,298

426505, 426595—Off Long-Term Incent (Direct and Indirect)

Officers Long-Term Incentives	Various	1,396,462

TOTAL 426.5		11,569,376

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule XVIII—Notes to Statement of Income

        See Notes to Financial Statements on pages 17-18.

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Schedule XIX—Financial Data

If, at the time an annual report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

Item No.	Caption Heading	Amount
1	Net Service Company Property	2,316,388
2	Total Investments	0
3	Total Current and Accrued Assets	68,305,618
4	Total Deferred Debits	9,511,214
5	Balancing Amount for Total Assets and Other Debits	0
6	Total Assets and Other Debits	80,133,220
7	Total Proprietary Capital	(6,914,762)
8	Total Long-Term Debt	0
9	Notes Payable	0
10	Notes Payable to Associate Companies	0
11	Other Current and Accrued Liabilities	104,833,620
12	Total Deferred Credits	1,622,990
13	Accumulated Deferred Income Taxes	(19,408,628)
14	Total Liabilities and Proprietary Capital	80,133,220
15	Services Rendered to Associate Companies	308,493,204
16	Services Rendered to Non-associate Companies	0
17	Miscellaneous Income or Loss	0
18	Total Income	308,493,204
19	Salaries and Wages	88,176,947
20	Employee Pensions and Benefits	6,852,424
21	Other Expenses	213,463,833
22	Total Expenses	308,493,204
23	Net Income (Loss)	0
24	Total Expenses (Direct Costs)	300,781,835
25	Total Expenses (Indirect Costs)	7,711,369
26	Total Expenses (Total)	308,493,204
27	Number of Personnel End of Year	1,026

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003
Organization Chart

Victor A. Staffieri	Chairman, Chief Executive Officer and President
John R. McCall	Vice President and Secretary
S. Bradford Rives	Chief Financial Officer
Daniel K. Arbough	Treasurer

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

METHODS OF ALLOCATION

        Information Systems Chargeback Rates—Rates for services, including but not limited to software, consulting, mainframe and personal computer services, are based on the costs of labor, materials and information services overheads related to the provision of each service. Such rates are applied based on the specific equipment employed and the measured usage of services by Client entities. These rates will be determined annually based on actual experience and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

        Number of Customers Ratio—A ratio based on the number of retail electric and/or gas customers. This ratio will be determined annually based on the actual number of customers at the end of the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes. In some cases, the ratio may be calculated based on the type of customer class being served (i.e. Residential, Commercial or Industrial).

        Number of Employees Ratio—A ratio based on the number of employees benefiting from the performance of a service. This ratio will be determined annually based on actual counts of applicable employees at the end of the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes. In some cases, a two-step assignment methodology is utilized to properly allocate SERVCO employee costs to the proper legal entity.

        Departmental Charge Ratio—A specific SERVCO department ratio based upon various factors such as labor hours, labor dollars, departmental or Client entity headcount, etc. The departmental charge ratio typically applies to indirectly attributable costs (defined in Section V, Cost Apportionment Methodology) such as departmental administrative, support, and/or material and supply costs that benefit more than one affiliate and that require allocation using general measures of cost causation. Methods for assignment are department-specific depending on the type of product or service being performed and are documented and monitored by the PUHCA Compliance Manager on a monthly basis to ensure consistent and proper application and periodic true-up, where necessary, for SERVCO billing purposes.

        Electric Peak Load Ratio—Based on the sum of the monthly electric maximum system demands for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company and the denominator of which is for all operating companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

        Revenue Ratio—Based on the sum of the revenue at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Payroll Ratio—Based on the sum of the payroll at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Total Assets Ratio—Based on the total assets at year end for the preceding year, the numerator of which is for an operating company or affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes. In the event of joint ownership of a specific asset, asset ownership percentages will be utilized to assign costs.

        Contract Ratio—Based on the sum of the physical amount (i.e. tons of coal, cubic feet of natural gas) of the contract for both coal and natural gas at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Shareholder Ratio—Based on the average number of preferred shareholders at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined on an annual basis, or at such time as may be required due to significant changes.

        Number of Meters Ratio—Ratio based on the number or types of meters being utilized by all levels of customer classes within the system for the immediately preceding twelve consecutive calendar months. The numerator is equal to the number of meters for a specific Client entity and the denominator is equal to such expenditures for all applicable client entities. This ratio will be determined annually, or at such time as may be required due to significant change.

        Number of Transactions Ratio—Based on the sum of transactions occurring in the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected would affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined on a monthly basis, or at such time as may be required due to significant changes. For example, services with regard to Procurement and Major Contracts define a transaction as the number of contracts negotiated. Services pertaining to Materials Logistics would define the transaction as the number of items ordered, picked and disbursed out of the warehouse. Services pertaining to Accounts Payable would define the transaction as the number of invoices processed. Similar to the Departmental Charge Ratio, defined previously, the PUHCA Compliance Manager is responsible for maintaining and monitoring specific product/service methodology documentation and periodic true-up requirements for actual transactions related to SERVCO billings.

        Retail Revenue Ratio—Based on utility revenues, excluding energy marketing revenues, for the immediate preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affiliate and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

        Energy Marketing Ratio—Based on the absolute value of equivalent megawatt hours purchased or sold for the immediate preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affiliate and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

        Regulatory Mandate Ratios—Based on Federal or state mandated percentage allocations based on regulatory proceedings and requirements. These ratios are typically developed in concert with regulatory authorities representing the results of merger or joint asset ownership negotiations and are supported by specific contracts regarding legal entity allocation requirements. Contract terms and periodic updates, if necessary, are maintained and monitored by the PUHCA Compliance Manager and SERVCO departmental management.

        Project Ratio—Based on the total costs for any departmental or affiliate project at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined on a monthly basis, or at such time as may be required due to significant changes.

        Transportation Resource Management System Chargeback Rate—Rates for use of transportation equipment are based on the costs associated with providing and operating transportation fleet for all affiliated companies including developing fleet policy, administering regulatory compliance programs, managing repair and maintenance of vehicles and procuring vehicles. Such rates are applied based on the specific equipment employment and the measured usage of services by Client entities. These rates will be determined annually based on actual experience and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

        Non-Fuel Material and Services Expenditures—A ratio based on non-fuel material and services expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months. The numerator is equal to such expenditures for a specific Client entity and/or line-of-business as appropriate and the denominator is equal to such expenditures for all applicable Client entities. This ratio will be determined annually, or at such time as may be required due to a significant change.

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

Annual Statement of Compensation for Use of Capital Billed

        Not Applicable

ANNUAL REPORT OF LG&E ENERGY SERVICES INC.

Signature Clause

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

LG&E ENERGY SERVICES INC. (Name of Reporting Company)
	By:	/s/ S. BRADFORD RIVES (Signature of Signing Officer)
S. Bradford Rives Chief Financial Officer (Printed Name and title of Signing Officer)
Date: April 30, 2004

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2003

        Supplemental—Service Transactions among the E.ON System and LG&E Energy Group

        Instructions: As required by Securities and Exchange Commission Release No. 35-27539 (June 14, 2002).

        Services rendered by members of the E.ON Group or the Powergen Group companies included the assessment of environmental control options for coal-fired plants, specialist analysis of combustion turbine component failures, analysis and resolution of plant operational, performance, availability and reliability issues for coal plant and combustion turbines, plant maintenance strategy development for coal boilers and combustion turbines, various monitoring and specification and technical studies, acceptance, balance and catalyst performance testing, and training in assessing and preventing boiler tube failures at the LG&E Energy Group Plant facilities. Further services included educational seminars for professional development of LG&E Energy Group employees.

        In addition, several E.ON/Powergen employees are assigned to work in the US for the LG&E Energy Group. These salaries and expenses of the expatriate employees were reimbursed to E.ON/Powergen. Individual job descriptions are listed below.

        Services rendered by individual LG&E Energy Group companies were mainly labor and general expenses of individuals doing specialized work for the E.ON/Powergen system companies. This work included regulatory filings, engineering policy, best practices purchasing, auditing, human resources and investment/shareholder expenses. Also, several employees were assigned to work in UK at Powergen and in Germany at E.ON. Those salaries and expenses were reimbursed by Powergen and E.ON. Several items were expenses of Powergen and E.ON and were paid by the LG&E Energy Group companies, with reimbursement from Powergen and E.ON. Descriptions are on each line item below.

				LG&E Energy Group Employees Performing Service
Description of Services		Service Performed By:	Service Received By:
	Amount			Absolute	Percentage
OLVMS Brown CT11 Monitoring	$8,178	Power Technology	Kentucky Utilities Company
Trimble County II Specification and Technical Studies	$177,150	Power Technology	Louisville Gas & Electric Co.
Flow modeling of Mill Creek 2CW System	$7,400	Power Technology	Louisville Gas & Electric Co.
Gent U4 Monitor Vibration During RTS	$4,840	Power Technology	Kentucky Utilities Company
Airborne Technology Assessment	$2,128	Power Technology	LG&E Energy Group
Ghent 3+4 Reheater & Economiser Design	$46,890	Power Technology	Kentucky Utilities Company
Dimensional & Visual Inspection of 1st Superheater Element	$2,150	Power Technology	Western Kentucky Energy
Coleman Boiler 3 Buckstay Inspection	$11,675	Power Technology	Western Kentucky Energy
Ghent Ultrasonics Small Bore	$12,105	Power Technology	Kentucky Utilities Company
Ghent U3 Advice on Inspection Strategy Small Bore Tubes	$1,050	Power Technology	Kentucky Utilities Company

Mill Creek EMAT Tube Survey	$7,700	Power Technology	Louisville Gas & Electric Co.
Ghent U3 Reheater/Econ Elements	$1,410	Power Technology	Kentucky Utilities Company
PROATES B Ghent U4 Analysis of Plant Performance	$10,598	Power Technology	Kentucky Utilities Company
Ghent U3&4 Reheater Outlet Temperature Dis Study	$5,046	Power Technology	Kentucky Utilities Company
Life Extension Work on GT24 Gas Turbines	$22,592	Power Technology	Kentucky Utilities Company
Mill Creek Supply 103 Sets Reheater Elements	$568,000	Power Technology	Louisville Gas & Electric Co.
Monitor Return to Service of Wilson Using Beran OLVMS	$27,360	Power Technology	Western Kentucky Energy
Pressure Parts Maintenance Strategy Draft Documents	$6,078	Power Technology	Louisville Gas & Electric Co.
Ghent U3+4 Economiser Gas Baffles	$6,984	Power Technology	Kentucky Utilities Company
Ghent U3+4 Economiser Bypass Feasibility	$14,603	Power Technology	Kentucky Utilities Company
Coleman FGD Boiler Implosion Study	$8,050	Power Technology	Western Kentucky Energy
Consulting Study/Cycle Optimization—Trimble County Unit 2	$163,008	E.ON Engineering GmbH	Louisville Gas & Electric Co.
Mill Creek/Ghent SCR Performance Tests	$102,206	E.ON Engineering GmbH	Louisville Gas & Electric Co.
WKE, Wilson, SCR Testing	$194,853	E.ON Engineering GmbH	Western Kentucky Energy
Trimble 1, NH3 Optimization	$74,490	E.ON Engineering GmbH	Louisville Gas & Electric Co.
Trimble 1, Catalyst Testing	$22,800	E.ON Engineering GmbH	Louisville Gas & Electric Co.
Coleman FGD, EPC Specifications Review	$26,512	E.ON Engineering GmbH	Western Kentucky Energy
Coleman, PRB Study	$35,883	E.ON Engineering GmbH	Western Kentucky Energy
Coleman, Indicative Baseline Testing	$12,180	E.ON Engineering GmbH	Western Kentucky Energy
Seminar Leading Change and Organizational Renewal	$7,500	E.ON Academy	LG&E Energy Group
Seminar—High Performance People Skills	$4,097	E.ON Academy	LG&E Energy Group
Seminar—Intercultural Effectiveness Program	$11,300	E.ON Academy	LG&E Energy Group
Seminar—E.ON General Management Program (IMD)	$4,510	E.ON Academy	LG&E Energy Group
Seminar—E.ON Executive Program	$12,600	E.ON Academy	LG&E Energy Group
Seminar—Understanding Energy Markets and Technologies	$450	E.ON Academy	LG&E Energy Group
Seminar—Emerging Leaders Program	$4,600	E.ON Academy	LG&E Energy Group

Seminar—E.ON Finance for Non-Finance Executives	$20,800	E.ON Academy	LG&E Energy Group
Seminar—Personal Awareness and Impact	$19,350	E.ON Academy	LG&E Energy Group
Bank Fees	$127,534	E.ON NA	LG&E Capital Corp.
Expatriate Salaries and Expenses—Engineering	$281,428.94	Powergen plc	Louisville Gas and Electric Company
	$322,645	Powergen plc	Kentucky Utilities Company
	$596,366	Powergen plc	LG&E Capital Corp.
	$101,037	Powergen plc	LG&E Power Development Inc. (Tiger Creek)
	$1,782	Powergen plc	Powergen plc
	$125,561	Powergen plc	LG&E Power Inc.
	$180,765	Powergen plc	Western Kentucky Energy Corp.
Expatriate Salaries and Expenses—Human Resources	$54,464	Powergen plc	Louisville Gas and Electric Company
	$56,564	Powergen plc	Kentucky Utilities Company
	$46,870	Powergen plc	LG&E Capital Corp.
	$679	Powergen plc	LG&E Power Inc.
	$2,436	Powergen plc	Western Kentucky Energy Corp.
	$23	Powergen plc	LG&E Power Development Inc. (Fairfax)
	$117	Powergen plc	LG&E Energy Marketing Inc.
Expatriate Salaries and Expenses—Accounting/Finance	$66,250	Powergen plc	Louisville Gas and Electric Company
	$66,250	Powergen plc	Kentucky Utilities Company
	$1,007,343	Powergen plc	LG&E Capital Corp.
Expatriate Salaries and Expenses—Transition	$636,321	Powergen plc	LG&E Capital Corp.
Expatriate Salaries and Expenses—OPC	$93,038	Powergen plc	LG&E Energy Marketing Inc.
	$7,830	Powergen plc	LG&E Capital Corp.
Expatriate Salaries and Expenses—Accounting/Finance	$20,861	E.ON AG	Louisville Gas and Electric Company
	$20,861	E.ON AG	Kentucky Utilities Company
	$58,662	E.ON AG	LG&E Capital Corp.
Expatriate Salaries and Expenses—Trading Controls	$19,159	E.ON AG	LG&E Capital Corp.
Legal	$4,588	LG&E Energy Services Inc.	Powergen plc	8	0.23%
Corporate Communications (Expatriate assignment)	$2,896	LG&E Energy Services Inc.	Powergen plc	0	0.00%

Engineering Policy-Group Engineering	$329,658	LG&E Energy Services Inc.	Powergen plc	1	0.03%
Dir. Chain & Operating Services (Expatriate assignment)	$10,900	LG&E Energy Services Inc.	Powergen plc	1	0.03%
Legal (Ex-Pat Assignment)	$277,993	LG&E Energy Services Inc.	Powergen plc	1	0.03%
Legal (Transition Director)	$(11,327)	LG&E Energy Services Inc.	Powergen plc	0	0.00%
Investment/Shareholder Relations (Expenses Paid by LG&E Services for Powergen plc—Computershare)	$54,116	LG&E Energy Services Inc.	Powergen plc
Legal (Expenses Paid by LG&E Services for Powergen plc)	$76,882	LG&E Energy Services Inc.	Powergen plc
2003 EPRI Payment (Expenses Paid by LG&E Services for Powergen plc)	$379,448	LG&E Energy Services Inc.	Powergen plc
Corporate Communications	$157,741	LG&E Energy Services Inc.	E.ON AG	1	0.03%
Information Technology (Credit for Day 1 Initiatives Billed in Error)	$(35,481)	LG&E Energy Services Inc.	E.ON AG	0	0.00%
Human Resources (Expenses Paid by LG&E Services for E.ON AG)	$102,559	LG&E Energy Services Inc.	E.ON AG	10	0.29%
Legal (Expenses Paid by LG&E Services for E.ON AG)	$6,069	LG&E Energy Services Inc.	E.ON AG	1	0.03%
Miscellaneous—Expenses of E.ON Employee stationed in Louisville—Expenses Paid by LG&E Services for E.ON AG	$27,110	LG&E Energy Services Inc.	E.ON AG
Human Resources (Ex-Pat Assignment)	$304,428	LG&E Energy Services Inc.	E.ON AG	1	0.03%
Sr. Buyer/International Best Practices (Ex-Pat Assignment)	$45,339	LG&E Energy Services Inc.	E.ON AG	1	0.03%
IT Auditor (Ex-Pat Assignment)	$23,399	LG&E Energy Services Inc.	E.ON AG	1	0.03%
Miscellaneous—Special Award/Promotion (Credit for Expenses Billed in Error)	$(17,639)	LG&E Energy Services Inc.	E.ON AG
Miscellaneous—Glenview House (Expenses Paid by LG&E Services for E.ON NA)	$3,275	LG&E Energy Services Inc.	E.ON NA
Human Resources (Ex-Pat Assignment)	$183,679	LG&E Energy Services Inc.	Sydkraft AB	1	0.03%
Total LG&E Group Employees engaged in rendering services:				27	0.77%

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LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. Schedule I—Comparative Balance Sheet
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule II—Service Company Property
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule III—Accumulated Provision for Depreciation and Amortization of Service Company Property.
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule IV—Investments
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule V—Accounts Receivable from Associate Companies
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule VI—Fuel Stock Expenses Undistributed
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule VII—Stores Expense Undistributed
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule VIII—Miscellaneous Current and Accrued Assets
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule IX—Miscellaneous Deferred Debits
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule X—Research, Development or Demonstration Expenditures
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule XI—Proprietary Capital
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule XII—Long Term Debt
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule XIII—Current and Accrued Liabilities
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule XIV—Notes to Financial Statements
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule XV Statement of Income
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Analysis of Billing Associate Companies—Account 457
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Analysis of Billing Non-associate Companies—Account 458
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule XVI—Analysis of Charges for Service—Associate and Non-associate Companies
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule XVII—Schedule of Expense Distribution by Department or Service Function
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule XVII—Schedule of Expense Distribution by Department or Service Function
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule XVII—Schedule of Expense Distribution by Department or Service Function
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule XVII—Schedule of Expense Distribution by Department or Service Function
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule XVII—Schedule of Expense Distribution by Department or Service Function
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Departmental Analysis of Salaries—Account 920
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Outside Services Employed—Account 923
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Employee Pensions and Benefits—Account 926
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 General Advertising Expenses—Account 930.1
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Miscellaneous General Expenses—Account 930.2
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Rents—Account 931
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Taxes Other Than Income Taxes—Account 408
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule XVIII—Notes to Statement of Income
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Schedule XIX—Financial Data
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003
METHODS OF ALLOCATION
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003 Annual Statement of Compensation for Use of Capital Billed
ANNUAL REPORT OF LG&E ENERGY SERVICES INC. Signature Clause
ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2003